Exhibit 99.1

OneSmart Announces Changes to Board of Directors

SHANGHAI, January 31, 2020 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 education company in China, today announced that Ms. Min Zhang has resigned as an independent director on the Company’s Board of Directors (the “Board”) due to personal reasons, effective February 1, 2020.

Concurrently, Mr. Mason Xu has been appointed as an independent director of the Board, effective February 1, 2020. Mr. Xu will serve as a member of the audit committee, compensation committee and nominating and corporate governance committee of the Board and will be the chairperson of the audit committee.

Mason Xu is Founding Partner of Heyi Capital and Founder of Lightworks and DNA Pictures. Prior to that, Mr. Xu was Group Vice President and Chief Financial Officer of Bona Film Group Limited from 2010 to 2012 where he was instrumental in managing its IPO on NASDAQ in 2010. Prior to joining Bona Film, Mr. Xu served as Executive Vice President and Chief Financial Officer of China Digital TV Holding Co., Ltd. (NYSE: STV) from 2006 to 2010, where he led the company’s listing on the New York Stock Exchange in 2007. Mr. Xu is an independent director for ThunderSoft (SZSE: 300496), an operating systems technology service provider with cutting-edge mobile application, Internet of Things (IoT), automotive, and enterprise solutions; an independent director for Nuode Asset Management Co., Ltd.; the Chapter Chair for YPO Greater China, a global leadership community of chief executives; deputy director of the Beijing Association of Enterprises with Foreign Investment; President of the Harvard Club of Beijing; and a member of the China Fellowship Program at the Aspen Institute. Mr. Xu received dual bachelor’s degrees from Tsinghua University and a master’s degree in business administration from Harvard Business School.

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “I would like to thank Ms. Min Zhang for her contributions to OneSmart during her tenure on the Board. I wish her all the best in her future endeavors. I’d also like to warmly welcome Mason to the Board where I am confident his leadership and extensive financial and investment experience will add significant value as OneSmart moves into its next phase of growth.”

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 training services), HappyMath (Premium math education programs), and FasTrack English (Premium English education programs). As of August 31, 2019, OneSmart operates a nationwide network of 432 learning centers across 35 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com